UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TAL International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL International Group

100 Manhattanville Road

Purchase, NY 10577-2135

Attention: Marc Pearlin

Vice President, General Counsel and Secretary

(914) 251-9000

Copy to:

Philip O. Brandes

Mayer Brown LLP

1675 Broadway

New York, NY 10019-5820

(212) 506-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,194,236

	8	Shared Voting Power 10,362,042 (1)(2)

	9	Sole Dispositive Power 9,194,236

	10	Shared Dispositive Power 10,362,042 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,194,236

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.38%(3)

14	Type of Reporting Person PN

(1)   Resolute Fund Partners, LLC is the sole general partner of each of The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”), and, in such capacity, exercises investment discretion and control of the shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. (the “Company”) directly owned by each of the Resolute Funds.  As such, this table includes:  (i) 9,149,236 shares held by The Resolute Fund, L.P.; (ii) 361,550 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 433,860 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 361,550 shares held by The Resolute Fund Netherlands PV II, L.P.; and (v) 10,846 shares held by The Resolute Fund NQP, L.P.

(2)   Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P., JZ Capital Partners Limited and the Resolute Funds are parties to an amended and restated shareholders agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 1 to Schedule 13D excludes: (i) 153,511 shares held by Edgewater Private Equity Fund III, L.P.; (ii) 961,365 shares held by Edgewater Growth Capital Partners, L.P.; and (iii) 1,114,878 shares held by JZ Capital Partners, as The Resolute Funds disclaim beneficial ownership of such shares.

(3)   Based on 36,225,066 shares of Common Stock outstanding on March 15, 2011.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Singapore PV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 361,550

	8	Shared Voting Power 10,362,042 (1)(2)

	9	Sole Dispositive Power 361,550

	10	Shared Dispositive Power 10,362,042 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,550

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.00%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 433,860

	8	Shared Voting Power 10,362,042 (1)(2)

	9	Sole Dispositive Power 433,860

	10	Shared Dispositive Power 10,362,042 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 433,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.20%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund Netherlands PV II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 361,550

	8	Shared Voting Power 10,362,042 (1)(2)

	9	Sole Dispositive Power 361,550

	10	Shared Dispositive Power 10,362,042 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,550

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.00%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons The Resolute Fund NQP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,846

	8	Shared Voting Power 10,362,042 (1)(2)

	9	Sole Dispositive Power 10,846

	10	Shared Dispositive Power 10,362,042 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,846

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.03%(3)

14	Type of Reporting Person PN

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

CUSIP No. 874083 10 8

1	Names of Reporting Persons Resolute Fund Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,362,042 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,362,042 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,362,042

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.60%(3)

14	Type of Reporting Person OO

(1)   See Footnote (1) above.

(2)   See Footnote (2) above.

(3)   See Footnote (3) above.

The information set forth herein regarding percentages of beneficial ownership is based upon 36,225,066 shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding on March 15, 2011.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 26, 2005 (the “Statement”), as follows:

Item 2.	Identity and Background

Item 2 of the Statement is deleted in its entirety and replaced with the following:

This Amendment No. 1 is being filed by The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) and Resolute Fund Partners, LLC, the beneficial owner of shares of Common Stock held directly by the Resolute Funds (together with the Resolute Funds, the “Reporting Persons”).

Resolute Fund Partners, LLC is a Delaware limited liability company with its principal office at 767 Fifth Avenue, 48th Floor, New York, New York 10153.

Each of the Resolute Funds is a Delaware limited partnership with its principal office at 767 Fifth Avenue, 48th Floor, New York, New York 10153.

The Resolute Funds are managed by The Jordan Company, L.P.  Resolute Fund Partners, LLC is the sole general partner of each of the Resolute Funds, and, in such capacity, exercises investment discretion and control of the shares of Common Stock directly owned by each of the Resolute Funds.  Jonathan F. Boucher, A. Richard Caputo, Jr., John W. Jordan II, Adam E. Max, Brian J. Higgins, Douglas J. Zych, Thomas Quinn and David W. Zalaznick are each a member of Resolute Fund Partners, LLC.  Messrs. Boucher, Caputo, Jordan, Max, Higgins, Zych, Quinn and Zalaznick are each a citizen of the United States.  Their business address is 767 Fifth Avenue, 48th Floor, New York, New York 10153. The present principal occupation of each is as a member of Resolute Fund Partners, LLC.

Each of Messrs. Boucher, Caputo, Jordan, Max, Higgins, Zych, Quinn and Zalaznick may be deemed to share beneficial ownership of the shares of Common Stock as a result of their position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P.  Each of Messrs. Boucher, Caputo, Jordan, Max, Higgins, Zych, Quinn and Zalaznick disclaims such beneficial ownership.

Each of the Reporting Persons and the persons named in this Item 2 has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’), JZ Capital Partners Limited (“JZCP”) and the Resolute Funds are parties to an amended and restated shareholders agreement (as amended, the “Shareholders Agreement”) pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Company’s Board of Directors will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock owned by the Edgewater Funds and JZCP.  The Reporting Persons are making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and are solely responsible for the information contained in this separate filing.  The Reporting Persons believe that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Shareholders Agreement is attached to the Company’s Annual Report on Form 10-K filed with the SEC on March 20, 2006 as Exhibit 10.7 and is incorporated into this Item 2 by reference.

An amendment to the Shareholders Agreement is attached to the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2010 as Exhibit 10.16 and is incorporated into this Item 2 by reference.

Item 4.	Purpose of Transaction

Item 4 of the Statement is deleted in its entirety and replaced with the following:

On March 31, 2011, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including the Resolute Funds (the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters specified therein (the “Underwriters”), with respect to the offer and sale of an aggregate of 5,500,000 shares (the “Firm Shares”) of the Common Stock to the Underwriters in connection with an underwritten public offering

(the “Offering”).  On April 6, 2011, the Company and the Selling Stockholders completed the offer and sale of the Firm Shares to the Underwriters.  Of the Firm Shares, (i) 2,190,530 shares were sold by The Resolute Fund, L.P., (ii) 86,139 shares were sold by The Resolute Fund Singapore PV, L.P., (iii) 103,367 shares were sold by The Resolute Fund Netherlands PV I, L.P., (iv) 86,139 were sold by The Resolute Fund Netherlands PV II, L.P. and (v) 2,584 shares were sold by The Resolute Fund NQP, L.P.  Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 825,000 shares of Common Stock.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 75 days from March 31, 2011, except with the prior written consent of the Underwriters (such period, the “lock-up period”).  The lock-up period will be automatically extended if:  (1)  during the last 17 days of the lock-up period referred to above, the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

An additional 678,911 shares of Common Stock owned by the Resolute Funds remain registered for resale under the Registration Statement.  Subject to the restrictions discussed above, the Resolute Funds may sell additional shares of Common Stock in the future, but have no present plans to do so.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As of the date hereof (and after giving effect to the Offering), the Resolute Funds beneficially own the number and percentage of shares of Common Stock then issued and outstanding listed opposite its name:

Reporting Person(a)	Amount beneficially owned	Percent of class(b)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote(c)	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
The Resolute Fund, L.P.	9,194,236	25.38	9,194,236	10,362,042	9,194,236	10,362,042
The Resolute Fund Singapore PV, L.P.	361,550	1.00	361,550	10,362,042	361,550	10,362,042
The Resolute Fund Netherlands PV I, L.P.	433,860	1.20	433,860	10,362,042	433,860	10,362,042
The Resolute Fund Netherlands PV II, L.P.	361,550	1.00	361,550	10,362,042	361,550	10,362,042
The Resolute Fund NQP, L.P.	10,846	0.03	10,846	10,362,042	10,846	10,362,042

(a)          The Resolute Funds are managed by The Jordan Company, L.P.  Resolute Fund Partners, LLC, the general partner of each of the Resolute Funds, exercises investment discretion and control over the shares held by the Resolute Funds.  Each of Messrs. Boucher, Caputo, Higgins, Jordan, Max, Quinn, Zalaznick and Zych may be deemed to share voting and investment power over the shares owned by the Resolute Funds as a result of their position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P.  Each such individual disclaims beneficial ownership of the shares owned by the Resolute Funds.

(b)         Based on 36,225,066 shares of Common Stock outstanding on March 15, 2011.

(c)          The Resolute Funds, the Edgewater Funds and JZCP are parties to the Shareholders Agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock such that the Board of Directors of the Company will be comprised of nine directors consisting of (i) six individuals designated by The Resolute Fund, L.P. and (ii) three independent directors designated by the Company’s Nominating and Corporate Governance Committee.  For purposes of this Amendment No. 1, the Resolute Funds disclaim beneficial ownership of shares of Common Stock owned by the Edgewater Funds and JZCP.  As such, this table excludes: (i) 153,511 shares owned by Edgewater Private Equity Fund III, L.P.; (ii) 961,365 shares owned by Edgewater Growth Capital Partners, L.P.; and (iii) 1,114,878 shares owned by JZCP, in each case, after giving effect to the Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of this Amendment No. 1 are hereby incorporated by reference in response to this Item 6.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated April 8, 2011, by and among the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2011

The Resolute Fund, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:
Name: A. Richard Caputo, Jr.
Title: Authorized Member

The Resolute Fund Singapore PV, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:
Name: A. Richard Caputo, Jr.
Title: Authorized Member

The Resolute Fund Netherlands PV I, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:
Name: A. Richard Caputo, Jr.
Title: Authorized Member

The Resolute Fund Netherlands PV II, L.P
By: Resolute Fund Partners, LLC, its General Partner

By:
Name: A. Richard Caputo, Jr.
Title: Authorized Member

The Resolute Fund NQP, L.P.
By: Resolute Fund Partners, LLC, its General Partner

By:
Name: A. Richard Caputo, Jr.
Title: Authorized Member

Resolute Fund Partners, LLC

By:
Name: A. Richard Caputo, Jr.
Title: Authorized Member